[redacted]

15045466

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 23 2015
Washington DC
404

SEC FILE NUMBER
8- 17109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Robinson & Robinson, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1337 Hamilton Street
(No and Street)

Allentown (City) PA (State) 18102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leona D. Robinson 610-435-3518 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J. H. Williams & Co., LLP
(Name – *if individual, state last, first, middle name*)

230 Wyoming Avenue, 2nd Floor (Address), Kingston (City), PA (State) 18704 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2/23/15

Robinson & Robinson, Inc.
Statement of Financial Condition
December 31, 2014

ASSETS

Cash	$	90,139
Accounts receivable - brokers and dealers:		
Clearance account		25,000
Other		79,357
Deferred tax assets		10,062
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $243,406		10,778
Receivable due from officers		21,313
Other assets		5,895
	$	242,544

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable - trade	$	4,440
Accrued salaries and wages	$	13,888
Accrued corporate income taxes		976
TOTAL LIABILITIES		19,304
STOCKHOLDERS' EQUITY		
Common stock, $1.00 par value, 50,000 shares authorized, 2,200 shares issued and outstanding		2,200
Additional paid-in capital		178,374
Retained earnings		42,666
TOTAL STOCKHOLDERS' EQUITY		223,240
	$	242,544

The accompanying notes are an integral part of these financial statements.

OATH OR AFFIRMATION

I, Leona D. Robinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Robinson & Robinson, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
VERA LITKEWYCZ O'REILLY
Notary Public
ALLENTOWN CITY, LEHIGH COUNTY
My Commission Expires Dec 9, 2017

Vera Litkewycz O'Reilly
Notary Public

Leona D. Robinson
Signature

Executive Vice-President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J.H. Williams & Co., LLP
OUR PASSION IS SERVICE
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

Robinson and Robinson, Inc.
1337 Hamilton Street
Allentown, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which 1) Robinson and Robinson, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Robinson and Robinson, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and 2) Robinson and Robinson, Inc. stated that Robinson and Robinson, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Robinson and Robinson, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Robinson and Robinson, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

J. H. Williams & Co., LLP

February 17, 2015

www.jhwilliamscpa.com
230 Wyoming Avenue • 2nd Floor • Kingston, Pennsylvania 18704
Tel: 570 288 3651 • Fax: 570 288 6106

ROBINSON™®
&
ROBINSON
INCORPORATED
1337 HAMILTON STREET
ALLENTOWN, PA 18102
PHONE 610-435-3518 • FAX 610-435-1266
STOCKS - BONDS - MUTUAL FUNDS

STATEMENT OF EXEMPTION FROM SEC RULE 15c3-3

I, Leona D. Robinson, Executive Vice-President/Treasurer of Robinson & Robinson, Inc. (the Company), to the best of my knowledge and belief, hereby certifies as follows:

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.
2. All customer transactions are cleared through another broker-dealer on a fully-disclosed basis.
3. As a consequence, the Company is exempt from Rule 15c3-3 pursuant to Rule 15c3-3(k)(2)(ii).
4. The company met this exemption during the entire calendar year ending December 31, 2014 without exception.

Robinson & Robinson, Inc.

Dated: 2/16/15

By: Leona D. Robinson
Leona D. Robinson, Executive V.P./Treas.